United States securities and exchange commission logo





                              November 29, 2021

       Gregory D. King
       Chief Executive Officer
       Osprey Bitcoin Trust
       520 White Plains Road, Suite 500
       Tarrytown, NY 10591

                                                        Re: Osprey Bitcoin
Trust
                                                            Amendment No. 1 to
Registration Statement on Form 10-12G
                                                            Filed September 13,
2021
                                                            File No. 000-56307

       Dear Mr. King:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form 10-12G

       Cover Page

   1. We note your response to our prior comment 2. Please revise the discussions on the cover page and summary that
discuss the differences between an investment in your Units and a direct investment in
bitcoin to also:
                                                            Explicitly state
that a purchase of these units is only an indirect investment in bitcoin
                                                            and
                                                            Mention as one of
the differences the fact that the Units trade at a substantial premium over, or
substantial discount to, the NAV per Unit.
   2. We note your response to our prior comment 51. Please revise the second paragraph of the cover page to
plainly state that to date the Trust has not met its investment objective, and briefly provide
quantitative disclosure explaining this, such as you provide in the third and fourth sentences of
the first paragraph on page 50. Provide similar disclosure in the
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         discussion of your investment objective in the Key Operating Metrics section and on page
         3 of the Summary.
Opening Page, page i

3. We note disclosure on numerous pages in the filing that the investment objective of the
         Trust is measured by reference to Coin Metrics CMBI Bitcoin Index. We also note disclosure on page 21 that Coinbase Pro is the basis for evaluating whether the Trust is achieving its investment objective. Please revise to clarify the measurement basis of the
         Trust   s investment objective.
Key Operating Metrics, page 1

4. Please refer to comment 8. We note you deleted the reference to the use of a non-GAAP methodology in your revised disclosures. However, you continue to include disclosure on page 2 that Bitcoin Holdings and Bitcoin Holdings per Unit are not measures calculated in accordance with GAAP. Please revise to more clearly explain why these measures are not calculated in accordance with GAAP. To the extent you have non-GAAP financial measures, please revise to disclose the information required by Item 10(e) of Regulation
         S-K. Additionally, please revise to ensure your disclosure throughout the filing clearly distinguishes if a fair value metric is GAAP or non-GAAP measure. Summary, page 3

5. We note your response to our prior comment 5 and your disclosure that the Sponsor has general discretion to determine the principal market for purposes of valuing Additional
         Currency and that the Sponsor will identify the principal market in accordance with
         GAAP. Please describe what considerations or procedures, if any, the Sponsor will use in identifying the principal market for valuing Additional Currency. In addition, describe what you mean when you say that the Sponsor "will identify the principal market in accordance with GAAP."
Risk Factors, page 7

6. Please add a separately captioned risk factor addressing the fact that, as you state on page
         59, officers of the Sponsor may take positions in their personal trading accounts which are opposite of the positions taken for the Trust.
The value of the Units relates directly to the value of Bitcoins, the value of which may be highly volatile and subject to fluctuations, page 15

7. We note your response to our prior comment 11. Please revise this risk factor to also quantitatively disclose historic declines in the price of bitcoin such as from the December
         2017 high to the December 2018 low and the price decline from May 7, 2021 to May 28,
         2021. In addition, tell us the source of your definitions of low, medium, and high volatility, and tell us whether these definitions reflect the consensus of the financial
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         industry.
The security of our Bitcoin Holdings cannot be assured, page 22

8.       We note your response to our prior comment 15. Please disclose examples of how
         an action taken by the Custodian that may be necessary or advisable to secure the digital assets or accounts of the Trust or enhance the ability of the
Custodian   s ability to secure
         the Trust   s assets, could cause loss.
Risk Factors Related to the Regulation of the Trust and the Units, page 27

9. We note your response to our prior comment 16. While we note that you have disclosed material regulatory risks in separately captioned risk factors, we also note that you have removed disclosure regarding numerous regulatory positions, actions, and publications that were previously disclosed on pages 24 through 26 of the information statement filed on July 8, 2021. Please include disclosure regarding these matters in your information statement, as part of appropriate risk factors, or tell us why these matters do not represent material information for investors.
Digital assets are not insured or guaranteed by any government or government agency, page 30

10. We note that the body of this risk factor does not match its heading. Please separate this into two risk factors, one addressing the subject matter currently found in the heading, and one addressing the subject matter currently found in the body. Overview of the Bitcoin Industry and Market
Bitcoin Value, page 38

11. We note your responses to our prior comments 18 and 26 and we reissue. It does not appear that you have provided a materially complete description of the operation of the
         Index. Please revise to include materially complete descriptions of the methodology utilized by the Index Provider to select a Bitcoin exchange for inclusion in the Index and the methodology used to calculate the index.
Bitcoin Exchange Public Market Data, page 39

12. We note your response to our prior comment 17. Please revise your discussion of the domicile, regulation and legal compliance of the Bitcoin exchanges included in the Index to discuss the extent to which each of the exchanges is in compliance with applicable U.S.
         federal and state licensing requirements and practices regarding AML and KYC regulations.
13.      We note your response to our prior comment 19 and revised disclosure
that that bitflyer   s
         BTC-USD market was removed and Binance   s BTC-USD market was added to
the CMBI
         Bitcoin Index. Please disclose the reasoning and results related to
the Index Provider   s
         Market Selection Framework, volume analysis and empirical testing of data that led to these decisions.
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Government Oversight - Regulation of Bitcoin, page 42

14. We note your response to our prior comment 27. Revise the discussion "Foreign Legal and Regulatory Treatment of Bitcoin" to discuss specific regulatory actions by South
         Korea, India, and China. In addition, we are unable to locate responsive risk factor disclosure addressing specific regulatory changes or actions in foreign jurisdictions that may have impacted the price of Bitcoin or may impact it in the future. Please advise.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
44

15.      Please revise to disclose your critical accounting estimates. Refer to
Item 303(b)(3) of
         Regulation S-K.
Review of Financial Results, page 46

16. Please revise to discuss any material changes in the results of operations for the most recent fiscal quarter and the corresponding fiscal quarter in the preceding fiscal year.
         Refer to Item 303(b)(2) of Regulation S-K.
The Sponsor
Index Provider Agreement, page 54

17. We note your response to our prior comment 25. Revise this section to also state how you currently use the Index. You state here that the agreement governs the
Sponsor   s use of
         the Index for calculation of the value of the Trust   s Bitcoin
Holdings; however you state
         in several places, including on pages 2 and 66 that you relied on the Index to determine
         the value of your Bitcoin and to determine the Trust   s NAV prior to
May 18, 2021, and
         you indicate in several places, including on page 4, that the Trust currently values its
         Bitcoins by reference to the Bitcoin Market Price, which is the market price of Bitcoin traded on Coinbase Pro.
18. We note your response to our prior comment 32 and your disclosure that you will notify
         Unitholders of material changes to Index methodology or composition, upon being notified of such change by the Index Provider, through a filing on the
SEC   s EDGAR
         system. Disclose whether you anticipate this will be through filing a current report.
Management of the Sponsor, page 55

19. Please revise to disclose the specific roles and duties of the Sponsor's advisory board, as referenced on its website, and identify the board members. Clarify whether the advisory board receives any compensation for its services.
The Custodian, page 57

20. We note your response to our prior comment 37 and reissue in part. Please briefly discuss the experience of Fidelity Digital Asset Services, LLC with respect to acting as a Bitcoin
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         custodian.
Conflicts of Interest, page 58

21. On page 59, you disclose that the "Trust no longer trades with Grapefruit Trading LLC"
         and that "[o]fficers of the Sponsor do not engage in trading Bitcoin with the Trust."
         Please disclose whether you have any written policies with respect thereto and describe the material provisions of any such policies. In this regard, we note your disclosure on page 58 that the "Sponsor has not established formal procedures to resolve all potential conflicts of interest."
22. We note your response to our prior comment 35. Please quantify any significant ownership of Bitcoin or positions therein by the affiliates of the Sponsor.
Principal Unitholders
Issuance of Units, page 61

23. Please include an illustrative example of the method the Trust uses to determine the number of Units to be issued in connection with each purchase order, quantitatively showing the result for each step on pages 60-61. Assume the purchase was made on the most recent practicable date and is in the amount of the initial investment minimum. In addition, in your response to us, explain under what circumstances the Cash Difference could reflect a material amount of the purchase price, providing an example as necessary, and provide a separately captioned risk factor if the Cash Difference in some instances could reflect a material amount of the purchase price, or tell us why this is not necessary.
Description Of The Units
Removal of Transfer Agent Legend, page 62

24. We note your revised disclosure in response to our prior comment 41 regarding certain representations that are required to be made to counsel as part of the legend removal process. In this regard:
             Describe the analysis, processes and procedures the Sponsor undertakes to make the representation that the Sponsor is aware of no circumstances in which the Unitholder would be considered an underwriter or engaged in the distribution of securities for the
              Trust;
             Describe any procedures the Sponsor has in place to ensure that none of the identified selling Unitholders is an affiliate of the Sponsor; and
             Clarify whether the Unitholders will be required to make any representations or whether they will come solely from the Sponsor.
Valuation of Bitcoin and Determination of Bitcoin Holdings, page 66

25. Please revise your disclosure at the bottom of page 67 to disclose the persons comprising the Pricing Committee and identify the Pricing Committee Chair. Please also briefly discuss the roles and responsibilities of the Pricing Committee and clarify whether they
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         differ from those of the Valuation Committee, which you reference on page 68.
26.      Regarding the disclosure in this section:
             Refer to the first two paragraphs of this section. Revise your description of the methodology for selecting the principal market to describe the methodology in material detail, including any quantifiable criteria;
             Revise this section to separately discuss the methodologies used to select the market used for determining the Bitcoin Market Price and the market used for determining
            NAV. If the same market will always be used for determining both the Bitcoin
            Market Price and NAV, then so state;
             Disclose here how you will inform investors of changes to the market used for determining the Bitcoin Market Price and NAV;
             Revise to explain what you mean by "the primary methodology used to determine the
            Bitcoin Market Price"; and
             In your discussion of the cascading set of rules used to determine the Bitcoin Market
            Price if the primary methodology used to determine the Bitcoin Market Price is not
            an appropriate basis for valuation of the Trust   s bitcoins,
explain what you are
            referring to by the phrases "the applicable assets," "the value of an asset or liability,"
            and "the same digital assets." If you are referring to bitcoin in each of these cases, please so state.
Description of the Trust Documents
Description of the Trust Agreement, page 70

27. We note your revised disclosure in response to our comment 40. As previously requested, please revise to disclose any questions as to enforceability with respect to this provision.
         Furthermore, noting your disclosure on page 71 that Section 7.4 of the Trust Agreement does not apply to derivative actions brought in the name of the Trust under the federal
         securities laws and the rules and regulations thereunder,    please
ensure that the provision
         states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the federal securities laws. Refer to the third and fifth bullets, respectively, in our prior comment 40. Description of the Custodial Services Agreement, page 74

28. We note your response to our prior comment 47, including your revised disclosure that the
         "Sponsor relies on the Custodian   s SOC1 audit of internal controls
to validate the
         existence of the Trust   s Bitcoin at the Custodian." Please revise to
describe what a "SOC1
         audit" is, what it entails, and how it relates to the Custodian   s
audit of internal controls. In
         addition, add a separately captioned risk factor addressing risks attendant to the fact that the Trust does not have audit or inspection rights under the Custodial Services Agreement.
Investment Transactions and Revenue Recognition, page F-10

29. Please revise as needed to ensure your accounting policy related to the calculation of
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         realized gains and losses is accurate.
Statements of Changes in Net Assets, page F-20

30. Please revise the presentation of the changes in net assets from the beginning of the period to the end of the period as disclosed in the second table to more clearly identify the changes. Your current presentation makes it appear that subscriptions represent the entire change in net assets for the periods. For example, separately disclose the change in net assets from capital share transactions and then have a sub-total that presents the total change in net assets from operations and capital share transactions.
Note 9. Financial Highlights Per Unit Performance, page F-29

31. Noting that you disclose a net investment loss for the six months ended June 30, 2021 on page F-19 and a net investment loss percentage for the same period in the supplemental data on page F-29, please revise to clarify what the net investment gain of $0.05 for the same period, disclosed on page F-29, represents and why the amount is different than the other disclosed amounts.
Exhibits

32. We note that your exhibit index includes a footnote that schedules or similar attachments have been omitted pursuant to Item 601(b)(2) of Regulation S-K. However, it does not appear that you have filed any exhibits pursuant to Item 601(b)(2) and it is unclear whether you are seeking to comply with Item 601(a)(5) or 601(b)(2) of Regulation S-K. If you are seeking to comply with Item 601(b)(2) and therefore have omitted provisions or terms from schedules, annexes or exhibits to an exhibit, please comply with the marking and disclosure requirements of current Item 601(b)(2). If you are omitting schedules or similar attachments to exhibits in reliance on Item 601(a)(5), please revise your current reference to Item 601(b)(2) to clarify.
33. We note that section 11 of your form of subscription agreement filed as exhibit 10.4 contains a binding arbitration provision. Please revise to include in your disclosure:
             a detailed discussion of this provision, including how it will impact your investors and any material risks arising therefrom any questions as to enforceability under federal and state law whether purchasers of Units in a secondary transaction would be subject to such
             provision; and
             whether such provision applies to claims under the federal securities laws, and if so, revise your disclosure and the subscription agreement to state that by agreeing to such provision, investors will not be deemed to have waived the Trust's compliance with the federal securities laws and the rules and regulations thereunder.

         Please also ensure that such provision in your subscription agreement clarifies its applicability.
 Gregory D. King
Osprey Bitcoin Trust
November 29, 2021
Page 8

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Michael Volley at 202-551-3437 or Amit Pande at 202-551-3423 if you
have questions regarding comments on the financial statements and related matters. Please contact David Lin at 202-551-3552 or John Dana Brown at 202-551-3859 with any other questions.



FirstName LastNameGregory D. King                         Sincerely,
Comapany NameOsprey Bitcoin Trust
                                                          Division of
Corporation Finance
November 29, 2021 Page 8                                  Office of Finance
FirstName LastName